Exhibit 3.19

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

•	First: The name of the limited liability company is Ryland Homes Nevada, LLC .

•	Second: The address of its registered office in the State of Delaware is _2711 _Centerville Road Suite 400 in the City of Wilmington, DE 19808.

     The name of its Registered agent at such address is Corporation Service Company.

•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is .”

•	Fourth: (Insert any other matters the members determine to include herein.)

   In Witness Whereof, the undersigned have executed this Certificate of Formation of Ryland Homes Nevada, LLC this 10th day of March , 2003.

BY:	/s/ Sheri L. Markham
Authorized Person(s)

NAME:	Sheri L. Markham

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